Mailstop 3233
                                                            September 11, 2018

Via E-mail
Mr. Adam S. Markman
Executive Vice President, Chief Financial Officer and Treasurer
Equity Commonwealth
Two North Riverside Plaza, Suite 2100
Chicago, Illinois 60606

       Re:      Equity Commonwealth
                Form 10-K for the fiscal year ended December 31, 2017 Filed February 15, 2018
                File No. 001-09317

Dear Mr. Markman:

        We have reviewed your August 14, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.
Unless we note otherwise, our reference to prior comments are to comments in our August 2,
2018 letter.

Form 10-K for fiscal year ended December 31, 2017

Item 7, Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview, page 27

1. We have considered your responses to our prior comments 1 and 2. For each property that was considered ready to market or under consideration on the Company's disposition pipeline report, please address the following:

                Explain to us in detail why no impairment charge was taken for each property as of December 31, 2015
 Mr. Adam S. Markman
Equity Commonwealth
September 11, 2018
Page 2

             Tell us the change in facts or assumptions for each property that lead to an impairment charge being taken at a later date.

       You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 with any questions.


                                                          Sincerely,

                                                          /s/ Robert F.
Telewicz, Jr.

                                                          Robert F. Telewicz
Jr.
                                                          Branch Chief
                                                          Office of Real Estate
and
                                                          Commodities